						Exhibit 99(c)

Entergy Louisiana, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,

	1999	2000	2001	2002	2003	2004

Fixed charges, as defined:
Total Interest	$117,247	$111,743	$116,076	$100,667	$76,756	$71,516
Interest applicable to rentals	9,221	6,458	7,951	6,496	6,359	6,245

Total fixed charges, as defined	126,468	118,201	124,027	$107,163	$83,115	$77,761

Preferred dividends, as defined (a)	16,006	16,102	12,374	10,647	$11,189	$11,082

Combined fixed charges and preferred dividends, as defined	$142,474	$134,303	$136,401	$117,810	$94,304	$88,843

Earnings as defined:

Net Income	$191,770	$162,679	$132,550	$144,709	$146,154	$109,192
Add:
Provision for income taxes:
Total Taxes	122,368	112,645	86,287	84,765	97,408	71,360
Fixed charges as above	126,468	118,201	124,027	107,163	83,115	77,761

Total earnings, as defined	$440,606	$393,525	$342,864	$336,637	$326,677	$258,313

Ratio of earnings to fixed charges, as defined	3.48	3.33	2.76	3.14	3.93	3.32

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.09	2.93	2.51	2.86	3.46	2.91

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.